CUSIP NO. 726503105

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Under the Securities Exchange Act of 1934*
(Amendment #8)

Plains All American Pipeline, L.P.
(Name of Issuer)

Common Units
(Title of Class of Securities)

         726503105
(CUSIP Number)

Paul G. Allen
Vulcan Capital Private Equity Inc.
Vulcan Capital Private Equity Management I LLC
Vulcan Capital Private Equity I LLC
Vulcan Capital Private Equity II LLC
505 Fifth Avenue S, Suite 900
Seattle, Washington 98104
(206) 342-2000

Vulcan Energy Corporation
333 Clay Street, Suite 1600,
Houston, Texas 77002

December 31, 2010
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP NO. 726503105

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

CUSIP NO. 726503105

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Paul G. Allen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER: 16,293,379 Common Units
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER: 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER: 16,293,379 Common Units
PERSON WITH	10	SHARED DISPOSITIVE POWER: 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,293,379 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9% of Common Units
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 726503105

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vulcan Capital Private Equity Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER: 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER: 3,903,259 Common Units
EACH REPORTING	9	SOLE DISPOSITIVE POWER: 0
PERSON WITH	10	SHARED DISPOSITIVE POWER: 3,903,259 Common Units
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,903,259 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 726503105

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vulcan Capital Private Equity Management I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER: 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER: 3,706,044 Common Units
EACH REPORTING	9	SOLE DISPOSITIVE POWER: 0
PERSON WITH	10	SHARED DISPOSITIVE POWER: 3,706,044 Common Units
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,706,044 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 726503105

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vulcan Capital Private Equity I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER: 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER: 3,706,044 Common Units
EACH REPORTING	9	SOLE DISPOSITIVE POWER: 0
PERSON WITH	10	SHARED DISPOSITIVE POWER: 3,706,044 Common Units
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,706,044 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 726503105

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vulcan Capital Private Equity II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER: 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER: 197,215 Common Units
EACH REPORTING	9	SOLE DISPOSITIVE POWER: 0
PERSON WITH	10	SHARED DISPOSITIVE POWER: 197,215 Common Units
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 197,215 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 726503105

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vulcan Energy Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER: 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER: 12,390,120 Common Units
EACH REPORTING	9	SOLE DISPOSITIVE POWER: 0
PERSON WITH	10	SHARED DISPOSITIVE POWER: 12,390,120 Common Units
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,390,120 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1% of Common Units
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 726503105

Introductory Note

This eighth amendment to the Schedule 13D (this “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 3, 1993, as amended on July 3, 2001, July 23, 2004, October 13, 2004, December 20, 2004, August 12, 2005, September 3, 2008 and September 10, 2009.  This eighth amendment is filed by Paul G. Allen; Vulcan Capital Private Equity Inc., a Delaware corporation (“Vulcan Capital Inc.”), Vulcan Capital Private Equity Management I LLC, a Delaware limited liability company ("Vulcan Capital Management"), Vulcan Capital Private Equity I LLC, a Delaware limited liability company (“Vulcan Capital LLC”), Vulcan Capital Private Equity II LLC, a Delaware limited liability company (“Vulcan Capital II LLC”) and Vulcan Energy Corporation, a Delaware corporation (“Vulcan Energy” and collectively, the “Reporting Persons”), which is successor by merger to Plains Holdings II Inc., a Delaware corporation which was successor by merger to Plains Holdings Inc., a Delaware corporation which was successor by merger to Plains Resources Inc., a Delaware corporation, with respect to the Common Units of Plains All American Pipeline, L.P. (the “Issuer”), the principal executive offices of which are located at 333 Clay St., Suite 1600, Houston TX, 77002.  Except as otherwise specified in this Amendment, all previous Items are unchanged.  Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of January 6, 2011, a copy of which is attached hereto as Exhibit 99.1. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a "group" as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Exchange Act.

Item 2.  Identity and Background

Item 2 is amended and restated in its entirety as follows:

a.         Paul G. Allen

Paul G. Allen is a natural person whose principal business address is 505 Fifth Avenue S, Suite 900, Seattle, Washington 98104. Mr. Allen owns approximately 80% of the outstanding common stock of Vulcan Energy.  Mr. Allen is the sole stockholder and a director of Vulcan Capital Inc. Mr. Allen is a citizen of the United States.

During the last five years, Mr. Allen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

b.         Vulcan Capital Inc.

Vulcan Capital Inc. is a corporation formed under the laws of the state of Delaware and was formed for the purpose of managing Vulcan Capital Management, the manager of Vulcan Capital LLC, which holds 3,706,044 Common Units of the Issuer. Vulcan Capital Inc. is also the sole member of Vulcan Capital II LLC, which holds 197,215 Common Units of the Issuer.  Vulcan Capital Inc. is located at 505 Fifth Avenue S, Suite 900, Seattle, Washington 98104. Vulcan Capital Inc.’s directors are Mr. Allen and Jo Lynn Allen. Vulcan Capital Inc.’s executive officers are:

Name	Office
Jo Lynn Allen	President
Susan Drake	Vice President
William L. McGrath	Vice President and Secretary

CUSIP NO. 726503105

The principal business address of each of the directors and executive officers of Vulcan Capital Inc. is: Vulcan Capital Private Equity Inc., 505 Fifth Avenue S, Suite 900, Seattle, Washington 98104.

None of Vulcan Capital Inc. nor, to Vulcan Capital Inc.’s knowledge, any of its directors or executive officers have during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of Vulcan Capital Inc., each of Vulcan Capital Inc.’s directors and executive officers is a citizen of the United States.

c.         Vulcan Capital Management

Vulcan Capital Management is a limited liability company formed under the laws of the state of Delaware and was formed for the purpose of managing Vulcan Capital LLC, which holds 3,706,044 Common Units of the Issuer. Vulcan Capital Management's managing member is Vulcan Capital Inc. Vulcan Capital Management is located at 505 Fifth Avenue S, Suite 900, Seattle, Washington 98104.

During the past five years, Vulcan Capital Management has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

d.         Vulcan Capital LLC

Vulcan Capital LLC is a limited liability company formed under the laws of the state of Delaware and was formed for the purpose of making and holding private equity investments, including 3,706,044 Common Units of the Issuer. Vulcan Capital LLC's manager is Vulcan Capital Management, the managing member of which is Vulcan Capital Inc. Vulcan Capital LLC is located at 505 Fifth Avenue S, Suite 900, Seattle, Washington 98104.

During the past five years, Vulcan Capital LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

e.         Vulcan Capital II LLC

Vulcan Capital II LLC is a limited liability company formed under the laws of the state of Delaware and was formed for the purpose of making and holding private equity investments, including 197,215 Common Units of the Issuer. Vulcan Capital II LLC's sole member is Vulcan Capital Inc.  Vulcan Capital II LLC is located at 505 Fifth Avenue S, Suite 900, Seattle, Washington 98104.

During the past five years, Vulcan Capital II LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 726503105

f.           Vulcan Energy

Vulcan Energy is a corporation formed under the laws of the state of Delaware and was formed for the purpose of engaging in the business of gathering, transportation, terminalling, storage, and marketing in North America of hydrocarbons and related operations, and holds 12,340,120 Common Units of the Issuer. Vulcan Energy is located at 333 Clay Street, Suite 1600, Houston, Texas 77002. Vulcan Energy’s directors are Paul Ghaffari, Christopher M. Temple, T. Geoffrey McKay, James C. Flores and John T. Raymond. Vulcan Energy’s executive officers are:

T. Geoffrey McKay	Chairman and Vice President
Paul Ghaffari	President and CEO
Amber Caska-Wright	Vice President and Treasurer
William L. McGrath	Vice President, General Counsel and Secretary
Susan Drake	Vice President

The principal business address of Mr. Flores is: P.O. Box 1083, Houston, Texas 77251-1083.  The principal business address of Mr. Raymond is: 1401 McKinney, Suite 1025, Houston, Texas 77010.  The principal business address of Mr. Ghaffari,, Mr. McKay, Ms. Caska-Wright, Mr. McGrath and Ms. Drake is: 505 Fifth Avenue S, Suite 900, Seattle, Washington 98104.  The principal business address of Mr. Temple is: 7700 Greenway Blvd Apt D3 Dallas, TX 75209.  Each of Mr. Flores and Mr. Raymond owns an equity interest in Vulcan Energy and an indirect equity interest in each of PAA GP (as defined below) and Plains AAP (as defined below).

None of Vulcan Energy nor, to Vulcan Energy’s knowledge, any of its directors or executive officers have during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of Vulcan Energy, each of Vulcan Energy’s directors and executive officers is a citizen of the United States.

Item 4. Purpose of Transaction

Item 4 is amended and restated in its entirety as follows:

On December 31, 2010, Vulcan Energy GP Holdings Inc., a Delaware corporation and wholly-owned subsidiary of Vulcan Energy (“GP Holdings”), completed the sale of all of its Class A units in Plains AAP, L.P., a Delaware limited partnership and the sole member of the general partner of the Issuer (“Plains AAP”), and all of its membership interest in Plains All American GP LLC, a Delaware limited liability company and the general partner of Plains AAP (“PAA GP”), to various investors.  In connection with the sale, the Administrative Services Agreement, dated October 14, 2005 (the “Administrative Services Agreement”), between PAA GP and Vulcan Energy has been terminated (although PAA GP will provide transition assistance for a six-month period), and all of Vulcan Energy’s executive officers who were also executive officers of PAA GP have resigned from their positions as executive officers of Vulcan Energy.  As a result of the sale, GP Holdings’ right to designate a director to the board of PAA GP lapsed and, accordingly, Mr. McKay is no longer a director of PAA GP.  Pursuant to the terms of an amendment to the limited liability company agreement of PAA GP that was adopted in connection with the sale, Vulcan Energy has the right to appoint a representative to attend meetings of the board of directors of PAA GP in an observer capacity so long as certain conditions are satisfied.  The observer does not have any voting rights.  Mr. McKay is Vulcan Energy’s initial designee as board observer.

Each of the Reporting Persons acquired beneficial ownership of his respective Common Units solely for investment purposes.  In the future, each of the Reporting Persons may, directly or indirectly, acquire or dispose

CUSIP NO. 726503105

of additional Common Units of the Issuer or formulate other purposes, plans or proposals regarding the Issuer or the Common Units held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.  Furthermore, if any membership interest in PAA GP and Class A units in Plains AAP become available, any of the Reporting Persons may directly or indirectly acquire such membership interest and Class A units to the extent deemed advisable in light of general investment policies, market conditions and other factors.  Any such future transactions may be made, subject to applicable law, in open market or privately negotiated transactions or otherwise.

Other than as described above, none of the Reporting Persons has any present plans or proposals which would result in any of the following:

1)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
2)	Any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
3)	Any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
4)	Any change in the present board of directors or management of the Issuer;
5)	Any material change in the present capitalization or dividend policy of the Issuer;
6)	Any other material change in the Issuer’s business structure;
7)
Any change in the Partnership’s certificate of limited partnership, limited partnership agreement or instruments corresponding thereto or other actions that may impede the acquisition of control of the Partnership by any person;

8)
Causing a class of securities of the Partnership to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

9)	Causing a class of securities of the Partnership to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
10)	Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of Issuer

Item 5 is amended and restated in its entirety as follows:

Based upon information set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2010, as of November 1, 2010, there were issued and outstanding 136,419,175 Common Units.  As of December 31, 2010, the aggregate number and percentage of Common Units of the Issuer beneficially owned by the Reporting Persons is 16,293,379 Common Units, or 11.9%, although each Reporting Person disclaims beneficial ownership of the Common Units beneficially owned by each other Reporting Person.  This number of units includes the following:

(a)           Mr. Allen is not a holder of record of any Common Units.  Mr. Allen owns 175,875 shares of Class A Common Stock of Vulcan Energy, or approximately 80% of the outstanding shares of Vulcan Energy common stock.  Mr. Allen is the sole stockholder of Vulcan Capital Inc.

(b)           Vulcan Capital Inc. is not a holder of record of any Common Units.  Vulcan Capital Inc. is the managing member of Vulcan Capital Management, which is the manager of Vulcan Capital LLC.  Vulcan Capital Inc. is also the sole member of Vulcan Capital II LLC.

(c)           Vulcan Capital Management is not a holder of record of any Common Units.  Vulcan Capital Management is the manager of Vulcan Capital LLC.

(d)           Vulcan Capital LLC is a record holder of 3,706,044 Common Units (representing 2.7% of the total outstanding Common Units).

CUSIP NO. 726503105

(e)           Vulcan Capital II LLC is a record holder of 197,215 Common Units (representing 0.2% of the total outstanding Common Units).

(f)           Vulcan Energy is a record holder of 12,390,120 Common Units (representing 9.1% of the total outstanding Common Units).

By virtue of his ability to elect all of the directors of Vulcan Capital Inc. and a majority of the directors of Vulcan Energy, Mr. Allen has the sole power to direct the vote and to direct the disposition of all of the Common Units beneficially owned by each of the Reporting Persons.

Each Reporting Person and, to such Reporting Person’s knowledge, the other persons identified pursuant to Item 2, have not effected any other transactions in any outstanding class of common units of the Issuer during the past 60 days.

Each Reporting Person does not know of any other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares any outstanding class of common units of the Issuer beneficially owned by the persons identified in Item 2.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of January 5, 2011, a copy of which is attached hereto as Exhibit 99.1. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a "group" as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Exchange Act.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Company

Please see Item 4 above.

Item 7. Material to be Filed as Exhibits

99.1	Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  January 6, 2011

/s/ William L. McGrath
By: William L. McGrath
As Attorney-in-fact for Paul G. Allen

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: January 6, 2011

VULCAN CAPITAL PRIVATE EQUITY INC.

/s/ William L. McGrath
Name: William L. McGrath
Title: Vice President and Secretary

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  January 6, 2011

VULCAN CAPITAL PRIVATE EQUITY MANAGEMENT I LLC

By: Vulcan Capital Private Equity Inc., its managing member

By:	/s/ William L. McGrath
Name: William L. McGrath
Title: Vice President and Secretary

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  January 6, 2011

VULCAN CAPITAL PRIVATE EQUITY I LLC

By: Vulcan Capital Private Equity Management I LLC, its manager

By: Vulcan Capital Private Equity Inc., its managing member

By:	/s/ William L. McGrath
Name: William L. McGrath
Title: Vice President and Secretary

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  January 6, 2011

VULCAN CAPITAL PRIVATE EQUITY II LLC

By: Vulcan Capital Private Equity Inc., its sole member

By:	/s/ William L. McGrath
Name: William L. McGrath
Title: Vice President and Secretary

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  January 6, 2011

VULCAN ENERGY CORPORATION

By:	/s/ T. Geoff McKay
Name: T. Geoff McKay
Title: Chairman and Vice President

Exhibit Index

Name of Exhibit

99.1	Joint Filing Agreement.